INVEST IN OS SALUTEM (OSSA)

An Oral Health Beauty regimen to address inflammation effectively and naturally.


Citrus Blossom
Citrus Blossom
Citrus Blossom
Citrus Blossom
Citrus Blossom
ossa

ossacare.com Hampton New Jersey

Female Founder | Healthcare | Consumer Goods | Health & Fitness

Highlights

1. Set to disrupt the oral care category by bridging oral health to the anti-aging beauty regimen.
2. First in class patent-pending formula
3. Founders have extensive experience in Oral Health and Beauty
4. Dentist supported

Our Team



Camille Zenobia CEO

From beauty spa owner to PhD in Pharma, and continued high profile publications in oral health, I have grown an oral care prototype and incredible team ready to take on a disruption to oral care category.



Jamie Saphow CTO

An innovative, results-driven, and imaginative senior flavorist empowering women to support formulation expertise for home-based startup solutions.



Rob Saphow CFO

Experienced managing large scale enterprise initiatives. Overall success in leading seamless implementations improving revenues, margins, and workplace productivity.



Roos Hofland Social Media Director

Specialist in building innovative marketing strategies to ensure successful product launch into the social media landscape of today.



Jonathan Dornell Strategic Communications and Distribution Director

Multifaceted executive leader with experience in building a technical product for both OTC and Therapeutic applications.



Andrew Dawson Brand Director

An executive leader in perpetual growth mode, fierce problem solver, anti-racist DNI advocate team, brand, and culture builder.



Jack DeYoung Creative Director

Gifted Designer with extensive experience innovating new design experiences for top brands in digital environments.



Courtney Jeanpierre Business Development Director

An innovative, international Executive business leader with a passion for triple-bottom-line economics (people, planet, profit).



Jenny To Medical Affairs Director

A deeply technical oral health clinical scientist with communications experience in marketing, quality, and regulatory environments.

Pitch



ossa

uniting beauty and oral health:
a mouth care regimen for well being

About Me


AN INTERVIEW WITH MICROBIOLOGIST

Camille Zenobia, PhD, "oral health activist"

- Entrepreneur
  (Cosmetologist and Spa Owner)
- Microbiology PhD
- Research & Clinical Scientist
- Science Communicator/Podcaster
- Featured in RDH Magazine
- Editor for Nature and Frontiers Journals
- AAP Clinical Research Award
- Well published in Oral Health research

Key Fact



over **90%**

of the world's population has inflamed gums

Oral Inflammation accelerates facial aging


Source of inflammation
Before
After
Healthy Gums
Periodontal Pocket
Inflammation
Before
After
Lowered brow and eyelid
Dark circles
Wrinkles
Thin lips and downturned mouth

OSSA, a modern approach to oral care

OSSA targets inflammation, naturally, to protect the youthful smile with a revolutionary, patent-pending formula.


Citrus Blossom
Citrus Blossom
Citrus Blossom

OSSA is all natural, fluoride free, with potential to address sensitivity

The Oral Care Category is outdated

Despite pervasive use, gum disease persists.

- 1950's Science
- Focused only on teeth
- Few innovative technologies
- Anti-microbial focused
  - e.g., chlorhexidine & mouthwashes



OSSA ingredients benefit oral health & more

- Our hero ingrédients: Niacinamide and Hyaluronan
  - Widely used in skincare beauty products
  - Known for anti-inflammatory benefits
  - Will protect teeth *and* gums to preserve youthful appearance and contribute to whole body health


Citrus Blossom
Citrus Blossom


Citrus Blossom
Citrus Blossom
ossa

Traditional toothpastes have harmful ingredients

These formulations actually cause inflammation

- Fluoride[1]
- Stannous/Phosphate
- Sodium Lauryl Sulfate (SLS)
- Glycerin byproducts
- Essential Oils/Mint



1. Everett ET. J Dent Res. 2011 May;90(5):552-60. doi: 10.1177/0022034510384626. Epub 2010 Oct 6. PMID: 20929720; PMCID: PMC3144112.

People are looking for new solutions

Most category growth has been avoiding fluoride in favor of natural ingredients



- **Natural oral care projected to grow 7.9% 2023-2030**
- **Fluoride-free oral care projected to grow 5.6% 2023-2028**

Approx 40% avoiding traditional oral care


Fluoride Free
10.4%
Sensitivity Toothpaste
4.5%
All Natural
28.1%
Oral Care
61.5%
35
billion

Oral care Market

Fluoride-Free Competitors

annual revenue & cost per tube



5.2 *million*

$14.50



2 *million*

$10-19


NATIVE

17 *million*

$10



6 *million*

$16-200


Citrus Blossom

$20-30

Beyond Oral Care

1 *trillion*	16 *billion*	1.9 *billion*	95 *billion*
Beauty and Anti-Aging	Preventative & Personalized Medicine & Public Health	Complementary & Alternative Medicine	Spa Industry

Luxury Beauty Brands
Health & Wellness
Fastest Growing Markets

Anti-microbial technology causes harm

Ingredients like chlorhexidine & mouthwashes negatively impact the oral microbiome


Oral Microbiome and Nitric Oxide: the Missing Link in the Management of Blood Pressure
Effects of chlorhexidine gluconate oral care on hospital mortality: a hospital-wide, observational cohort study
Over-the-counter mouthwash use and risk of pre-diabetes/diabetes
Affiliations + expand

Inflammation is key to health

Patients with oral inflammation express high levels of inflammation-specific receptors:


Adhesion
CD11b
CD18

OSSA ingredients decrease inflammation


Adhesion
CD11b
CD18
CD27
Health
CP
CD11b
CD14
CD18

OSSA actives decrease inflammation and restore a healthy microbiome

Insights from OSSA Testers

OSSA testers love the products

> When will you have this on the market because I don't want to go back.

> I had less **gum irritation** and **inflammation.**

> My teeth felt much **smoother**.

> My hygienist couldn't find much tartar.

> Great quality, a little bit goes a long way!

> **Smoother teeth** and fresher **breath** absolutely.

> **Less sensitive** compared to my arm and hammer

> Great combo of products, wondering where on the market are these currently

> I really like the fresh and clean feel after brushing my teeth and a believe that I have experienced **less inflammation and bleeding** in my gums after using it.

> I usually have a **thick white coating** on my tongue. I noticed **a reduction** in coverage of that during use.

> Really enjoying it and loving how the taste and feel linger even after a nights rest.

> I spent a lot **less** time in the dental chair because my hygienist couldn't find much **tartar**.

Clinicians see value and recommend OSSA



"I have found that many patients are now looking for healthier alternatives to the traditional oral care products. OSSA products have filled that need for these products. I



have found that the OSSA products that I have used have improved my overall oral health in areas where traditional toothpastes and rinses have failed."

Dr. Dean Chencharik
Art of Dentistry (New Jersey)

Majority enjoy, feel fresh, and would like to continue using OSSA




Did you enjoy using the Toothpaste?
Yes
It's OK
Would you like to continue using the Toothpaste?
Maybe
Yes
How fresh is your mouth after brushing?
Majority feel fresh
1 2 3 4 5
No
Yes
Do you like using Mouth Serum?
It's OK
No
Yes
Would you like to continue using the Mouth Serum?
Maybe
No
Yes

• Survey data (28, 64%)

OSSA pipeline to include Mint and Hydroxyapatite SKUs


Would you prefer a mint flavor for the Toothpaste?
Would you prefer a fluoride version of the Toothpaste
Would you prefer a mint flavor for the Mouth Serum?

Mint and Hydroxyapatite (fluoride alternative) opportunity space

In Market Learnings

Consumers are interested in anti-aging, fluoride-free oral care

We ran an in-market test to test our propositions online
OSSA tested well.

METRICS & BENCHMARK

CTR %
Oral Care US: **Avg. 0.84%**

CTA %
CPG-industry: **Avg. 10-20%**

WCR %
CPG-industry: **Avg. 1.4%**


Os Salutem - OSSA
Meet your new oral beauty routine.
Can oral care accelerate aging?
Learn more

BEHAVIORAL TESTING | THE AGILE WAY

The consumer journey is measured across 3 digital touchpoints to gauge interest and behavior at each level of the funnel.


Social Media Ad
Initial Interest
Landing Page
Sustained Interest
Conversion
Validated Interest
Meet your new oral beauty routine.
Click-through-rate:
Call-to-action-rate:
Thank you for your interest!

Key target segment: Beauty Lovers



Beauty Lovers
General Population
Natural Healthier

Beauty Lovers			
Age	Reach	ULC	CTR%
25-34	3525	24	0.68%
35-44	2927	30	1.02%
45-54	3578	40	1.12%
55-64	7702	105	1.35%
65+	18767	321	1.71%

Gender	Reach	ULC	CTR%
Female	36577	520	1.42%

Our social media testing has identified a potential target audience of **younger women within the Beauty lovers** segment, spanning from ages 35 to 65+. However, within the General Population and the Natural Healthier segment, we have observed that women and individuals aged 55 to 65+ exhibit the strongest initial interest in the product.

Anti-aging tested incredibly well



Beauty Positioning
Natural Healthier Positioning
Fluoride Alternative Positioning
Hook 1 - 1.22% CTR
Hook 2 - 0.62% CTR
Hook 1 - 0.41% CTR
Hook 2 - 0.27% CTR
Hook 1 - 0.73% CTR
Hook 2 - 0.60% CTR

Anti-aging for initial hook, Anti-fluoride sustained interest!



BEAUTY LOVERS
FLUORIDE ALTERNATIVE

Market test successfully shows OSSA will compete well in oral care category and combined messaging will be best for broad market appeal

Retail

Walmart is seeking brands like OSSA

Walmart D2C *Premium Personal Care*

70%	12-15%	120m	10
Premium Personal Care Growth 2022	*Increase in category 2022-2023*	*Monthly Shoppers*	*Q2-Q3 Premium PC was Top Ten Searches*

• Meeting Jan 2023

traction

To Date



Final Formulas
Confirmed MOA
Filed Patent
Initiate Friends & Family raise
Launched Podcast
Launched Website
Market Test Complete
Packaging Ordered
IDM Society Presentation
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Consumer Test initiated
Branding Finished
Toothbrush/Scraper Sourcing complete
Science publication
Walmart Meeting
Consumer Test Complete
RDH Magazine Interview
Launch Planned

milestones / cost

Seed Funding
Fundraiser

$10K
Website

$500K
Salaries for two founders and one marketer

$500K
Contract manufacturers (products and packaging)

$300K
3 Sales field members
1 Medical field member

1.4M to scale

$15K
For Influencer engagement
Alternative Medicine
Microbiome
Health & Beauty (and Aging)

$20K
Product extension: Mint and Nano-Hydroxyapatite SKUs

$10K
Promotion and Advertising

$50K
Conferences and professional engagement

Investment to date

x dollars in total raised/invested to date resulting in the following milestones:

- Designed our unique formulation with key scientists and collaborators
- manufactured x amount of product
- created packaging and a working ecommerce website
- built relationships with xyz people
- consumer testing of proposition giving us a good indication of our product/market fit.

Key milestones

We are looking to raise 1.4 million in order to:

Transition core team to to full time OSSA
Fund enough production for x$$$$, or x amount of product at retail
Build key retailer relationships
Build key relationships with derms etc
Hit 2-3 trade shows or go premium with Rangme etc.
Ship xyz product DTC while continuing to refine CTAs and lower CAC.

PNL with your help

Profit and Loss Projection (3 Years)
OSSA
4Q 2023

	$80k (Wefunder) 2023 (4Q)	$1.4M (VC RD 1) 2024	2025	2026
Sales				
Units Sold	4,716	66037	113207	165084
Revenue per Unit	$ 25.00	$ 25.13	$ 25.25	$ 25.36
Gross Revenue	$ 117,900	$ 1,659,510	$ 2,858,477	$ 4,186,784
Cost per Unit	$ 2.11	$ 1.98	$ 1.86	$ 1.75
Cost/ Goods Sold (COGS)	$ 9,951	$ 130,753	$ 210,565	$ 288,915
Gross Profit	$ 107,949	$ 1,528,757	$ 2,647,912	$ 3,897,869
Operating Expenses				
Salary (Office & Overhead)	$ -	$ 100,000	$ 250,000	$ 500,000
Supplies (off and operation)	10,000	40,000	80,000	120,000
Advertising	25,000	350,000	800,000	875,000
Car, Delivery and Travel	1,500	25,000	50,000	75,000
Accounting and Legal	2,500	3,500	5,000	7,500
Rent & Related Costs	1,200	2,400	4,800	6,000
Insurance	2,500	7,500	17,500	22,500
Taxes (real estate etc.)	7,074	99,571	171,509	251,207
Interest	3,238	45,863	79,437	116,936
Total Expenses	$ 53,012	$ 673,833	$ 1,258,246	$ 1,974,143
Net Profit Before Taxes	54,937	854,923	1,389,666	1,923,726
Income Taxes	8,241	128,238	208,450	288,559
Net Operating Income	46,696	726,685	1,181,216	1,635,167

Revenue Share Plan

Quarter	Year	Revenue	Outstanding loan amount	Loan repayments	Cumulative repayments	Outstanding loan amount
Q4, 2023	2023	$117,900	$122,500	$0	$0	$222,500
Q1, 2024	2024	$311,157	$111,613	$18,669	$18,669	$203,831
Q2, 2024	2024	$414,877	$97,309	$24,893	$43,562	$178,938
Q3, 2024	2024	$466,737	$80,753	$28,004	$71,566	$150,934
Q4, 2024	2024	$466,737	$64,417	$28,004	$99,570	$122,930
Q1, 2025	2025	$635,964	$42,158	$38,158	$137,728	$84,772
Q2, 2025	2025	$714,619	$17,147	$42,877	$180,606	$41,896
Q3, 2025	2025	$721,765	$0	$43,306	$222,500	$0

Forward looking projection not guaranteed

ossa team

Executive Leadership


CEO
Camille Zanobia PhD


CFO
Rob Saphow MS


BUSINESS DEVELOPMENT ADVISOR
Courtney Jeanpierre MS


PERIODONTIST / CLINICIAN ADVISOR
Michael Glogauer DDS, PhD


SOCIAL MEDIA ADVISOR
Ross Holland MS







CTO
Jamie Saphow

BRAND ADVISOR
Andrew Dawson

STRATEGIC COMMUNICATION AND DISTRIBUTION ADVISOR
Jonathan Dorrel PhD

CREATIVE ADVISOR
Jack DeYoung

MEDICAL AFFAIRS ADVISOR
Jenny To PhD

ossa team

Ask me about our exit strategy

Downloads

OSSA Deck DRAFT UPDATE July 2023.pptx (2) (1).pdf